SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: August 15, 2011
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐      Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐      No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
News Release

August 12, 2011
IVANHOE MINES ANNOUNCES FINANCIAL RESULTS
AND REVIEW OF OPERATIONS FOR THE SECOND QUARTER OF 2011
Pre-stripping of Oyu Tolgoi open-pit copper-gold-silver mine begins
SINGAPORE — Ivanhoe Mines today announced its results for the quarter ended June 30, 2011. All figures are in US dollars, unless otherwise stated.
HIGHLIGHTS DURING THE QUARTER AND SUBSEQUENT WEEKS
•	Overall construction at Oyu Tolgoi continues to advance on schedule and on budget, and reached a 30.8% level of completion at the end of Q2. Key elements of the project, including the concentrator complex, primary crusher and tailings-thickening ponds, remain ahead of schedule. Commercial production is expected to commence in the first half of 2013.
•	Pre-stripping for the phase-one, open-pit mine on the gold-rich Southern Oyu deposits at Oyu Tolgoi began in August 2011. A ground-breaking ceremony for the open pit was held to officially mark the commencement of pre-stripping operations.
•	The development of the first lift of the phase-two, underground block-cave mine at the Hugo North Deposit continued successfully during Q2’11. Lateral mine development 1,300 metres below surface at Hugo North is on schedule, achieving an advance during Q2’11 of 1,190 metres, for a total of 7,939 metres completed since tunneling started in 2008.
•	Official approvals were received in early May 2011 that enabled the Oyu Tolgoi Project to begin construction of a 95-kilometre, high-voltage power transmission line to deliver electricity expected to be imported from China to supply the initial mining operation. The erection of towers for the 220-kilovolt transmission line in Mongolia is expected to be completed later this year and the line stringing is planned for spring 2012 to coincide with anticipated stringing on the Chinese side of the border.
•	Contract negotiations for the supply and sale of copper-gold-silver concentrate to be produced at Oyu Tolgoi are expected to be finalized in Q4’11. Most of the concentrate initially is expected to be delivered to smelters in China.
•	Oyu Tolgoi’s site-based construction workforce totalled approximately 14,200 at the end of July 2011, with approximately 11,200 working on site each day and the balance on leave. Approximately 7,320 Mongolians were employed at the Oyu Tolgoi site, with an additional 3,500 Mongolians participating in offsite training.
•	On July 12, Ivanhoe Mines and BHP Billiton Ltd. began a new exploration drilling program on their copper-molybdenum-gold discovery at the Ulaan Khud North joint-venture licence, approximately 10 kilometres north of Oyu Tolgoi. The first drill hole, UKD056, is planned to test its target to a depth of 1,100 metres.

•	During Q2’11, Ivanhoe Mines’ 57%-owned subsidiary, SouthGobi Resources (SGQ: TSX; 1878: HK), reported coal sales of $47.3 million from its Ovoot Tolgoi mine in southern Mongolia, representing approximately 1.05 million tonnes of coal sold to customers in China at an average realized price of approximately $54 per tonne.
•	Ivanhoe Mines’ 62%-owned subsidiary, Ivanhoe Australia (IVA: ASX &TSX), continued to focus on the development of its Merlin high-grade molybdenum and rhenium project in the Cloncurry region of Queensland. Construction of the decline to access the Merlin and Little Wizard deposits had progressed to 1,097 metres by the end of Q2’11.
•	Altynalmas Gold, 50%-owned by Ivanhoe Mines, is continuing its drilling program designed to further delineate resources and reserves to NI 43-101 standards at the Kyzyl Gold Project in Kazakhstan.
MONGOLIA
OYU TOLGOI COPPER-GOLD-SILVER PROJECT (66%-owned by Ivanhoe Mines)
Construction of the Oyu Tolgoi copper-gold-silver complex advancing toward planned start of commercial production in the first half of 2013
The Oyu Tolgoi Project initially is being developed as an open-pit operation, with the first phase of mining planned to start at the near-surface Southern Oyu deposits, which include Southwest Oyu and Central Oyu. A copper concentrator plant, related facilities and necessary infrastructure that will support an initial throughput of 100,000 tonnes of ore per day are being constructed to process ore scheduled to be mined from the Southern Oyu open pit. Commercial production of copper-gold-silver concentrate is projected to begin in the first half of 2013.
Along with the surface activities, an 85,000-tonne-per-day underground block-cave mine also is being developed at the Hugo North Deposit, with initial production expected to begin in 2015. The throughput capacity of the concentrator plant is expected to be expanded to approximately 160,000 tonnes of ore per day when the underground mine begins production.
Fluor Corporation is in charge of overall Oyu Tolgoi program management, as well as services related to engineering, procurement and construction management for the ore processing plant and mine-related infrastructure, such as roads, water supply, a regional airport and administration buildings.
Current operations activities related to the phase-one concentrator are focused on finalizing the operational readiness plan. Detailed commissioning, operation and maintenance plans are being developed for all the components of the concentrator circuits. Representatives of various manufacturers and engineering groups are assisting with the preparation of the operational readiness plan. At the open pit, assembly of the mining fleet is continuing. Pre-stripping for the open-pit mine began in early August 2011.
In early May 2011, the Oyu Tolgoi Project received the final approvals required to proceed with construction of a 220-kilovolt power transmission line from Oyu Tolgoi along a 95-kilometre route south to the Mongolia-China international border. The construction approval from Mongolia’s Energy Regulatory Authority and a land-use contract from the governor of Khanbogd soum (township), which includes Oyu Tolgoi, are key to the plan to import electricity from China to operate the Oyu Tolgoi complex during its initial four years of commercial production. Contracts have been awarded to Mongolian companies for construction of the power transmission line to the border. Tower construction is scheduled for completion during Q4’11, with line stringing expected to commence in spring 2012. The transmission line is planned to be extended south of the border by Chinese contractors to tie into the neighbouring Inner Mongolian electrical grid.

Discussions between the Mongolian and Chinese governments were held during Q2’11 and are expected to continue in Q3’11 to conclude a bilateral agreement that would secure the supply of electrical power from China. Subject to negotiations and final agreement, the remaining permits, commercial arrangements and power-purchase tariffs are expected to be expedited to ensure that imported power will be available at the Oyu Tolgoi site by Q3’12. In the meantime, additional diesel-powered generating capacity has been approved to meet the project’s requirements during the remaining stages of construction.
Overall construction of the Oyu Tolgoi Project was 30.8% complete at the end of Q2
Overall construction reached a 30.8% level of completion at the end of Q2’11. Total capital invested in the project by the end of Q2’11 was $2.5 billion.
Major updates for Q2’11 and plans for Q3’11 include:
•	Pre-stripping, as part of the construction of the phase-one open-pit mine to recover ore from the Southern Oyu deposits, began in early August 2011.
•	The development of the first lift of the phase two, underground block-cave mine at the Hugo North Deposit continued successfully during Q2’11. Lateral mine development 1,300 metres below surface at Hugo North is on schedule, achieving an advance during Q2’11 of 1,190 metres, for a total of 7,939 metres completed since tunneling started in 2008.
•	Construction progress on the concentrator and primary crusher is continuing ahead of schedule. The concentrator was 37.8% complete at the end of Q2’11, ahead of the plan of 35.8%. The primary crusher achieved its final lift for the foundation and work on the coarse-ore storage facility, conveyors and tailings thickeners also is making good progress. Work has begun on the tailings storage facility and exterior cladding of the concentrator shell is well advanced.
•	Construction of the headframe at Shaft #2 resumed in early August and sinking is expected to start in Q4’11. Works are progressing to schedule on the ancillary facilities associated with the sinking and construction of the shaft.
•	A Russian ban on exports of diesel fuel, including those to Mongolia, was in place during May and early June 2011. Russia provides more than 90% of Mongolia’s diesel fuel. Oyu Tolgoi successfully managed this supply shortage through rationing and securing a nine-million-litre offsite storage facility. A study will begin in Q3’11 to review options to further expand onsite diesel storage to increase security of diesel supply.
•	Contract negotiations are close to finalization for the supply and sale of copper-gold-silver concentrate to be produced from the project. Most of the concentrate initially is expected to be sold to smelters in China. Final term sheets with smelters are expected to be finalized in Q4’11.
•	Discussions are continuing with relevant government agencies on the outbound copper concentrate logistics. Oyu Tolgoi is investigating the ability to use large trailer-train trucks to increase efficiencies across the Mongolia-China border.

Phase one construction on budget
In December 2010, Ivanhoe Mines announced that a $2.3 billion capital budget had been approved for 2011 in what is the peak year of construction activity on the first phase of the Oyu Tolgoi Project. In addition to the $2.3 billion capital budget, approval also was received for an additional $150 million budget for the 2011 Ulaanbaatar office operations and $100 million for the second tax prepayment that was made to the Mongolian Government in June 2011. At the end of Q2’11, $1.4 billion of the 2011 budget had been spent by the project, which was under the forecast of $1.5 billion.
Capital required from January 1, 2011, through to completion of the phase-one, 100,000-tonne-per-day project and the commencement of commercial production is expected to total approximately $4.5 billion. The 2011-2013 estimate of $4.5 billion includes approximately $550 million in remaining contingencies and escalation allowances although no provision has been made for foreign exchange variances or cost increases on construction commitments that may be incurred.
Capital invested in phase-one construction to support future expansion
The engineering and construction stages have recognized the need to accommodate a major increase in ore-processing capacity in the future while minimizing potential disruption to operations that will be underway at that time.
Wherever possible, Oyu Tolgoi has taken the opportunity to allow for expansion with minimal impact on operations. Oyu Tolgoi’s plans call for initial production of 100,000 tonnes of ore per day, which is expected to increase to between 150,000 and 160,000 tonnes per day when ore from the underground mine becomes available. To facilitate this expansion, Oyu Tolgoi has constructed a third ore-reclaim tunnel that will increase the capacity to feed ore to the concentrator by 50-60% over the initial rate of production. To cater to future increased production, a pipeline has been installed that, with minor modifications, could supply water for processing up to 160,000 tonnes a day. Oyu Tolgoi also has allowed for expansion in the concentrator by adding space in the flotation area and installing other equipment to handle higher production rates. Studies examining options to process additional ore are ongoing.
Rio Tinto working with Ivanhoe Mines to complete international project-finance package of up to $4.0 billion
Ivanhoe Mines, Rio Tinto, a core lending group and their advisers are working together to finalize an approximate $4.0 billion project-finance facility for the Oyu Tolgoi Project; their objective is to sign loan documentation by the end of this year.
The initial core lending group of Mandated Lead Arrangers is comprised of European Bank for Reconstruction and Development, International Finance Corporation, Export Development Canada, BNP Paribas and Standard Chartered Bank. USExim Bank — together with its adviser, Standard Bank — MIGA and EFIC recently joined the lender group and have commenced their due diligence process with a view to supporting the financing.
Recent meetings with lenders also were attended by Erdenes MGL LLC (the Mongolian state-owned shareholder that owns 34% of Oyu Tolgoi LLC) and representatives from Oyu Tolgoi LLC.

A term sheet outlining the main terms and conditions common to all lenders is well advanced. Lenders have built a financial model and are expected to finalize their technical, marketing, financial, legal, insurance, environmental and social due diligence later this year. When loan documentation is agreed upon and signed, drawdowns will be subject to conditions precedent currently being negotiated.
Prior to first drawdown, it is expected that Ivanhoe Mines may utilize a $1.8 billion interim funding facility to be provided by Rio Tinto as bridge financing. This facility will be repaid from the first drawdown of the project finance facility.
Final terms of a third-party project-finance facility for the Oyu Tolgoi Project remain subject to the approval of the Oyu Tolgoi LLC Board of Directors, the Ivanhoe Mines Board of Directors and the joint Ivanhoe Mines-Rio Tinto Technical Committee.
Skills training and community programs well advanced
The Oyu Tolgoi Project’s staffing strategy relies heavily on the utilization of Mongolian nationals being developed and trained during ongoing construction activities. At end of July 2011, approximately 7,320 Mongolians were working on the project at the development site. In addition, more than 3,500 Mongolians were participating in offsite training. Oyu Tolgoi has committed more than $58 million in funding over five years toward technical and vocational training in Mongolia.
Oyu Tolgoi launched a local herder procurement support program aimed at providing financial assistance and mandated procurement of goods and services from herders in communities surrounding the mine area. As part of this program, two water wells were drilled for households located close to the Gunii Khooloi deep underground aquifer. An opening ceremony was held at the Dalanzadgad supplier training, evaluation and development centre that Oyu Tolgoi has funded to provide business incubation services for South Gobi entrepreneurs. More than 150 South Gobi suppliers and entrepreneurs are supplying goods and services to Oyu Tolgoi, which is an increase of 300% in just 12 months.
Third agreed prepayment of Mongolian taxes made in Q2
On June 7, 2011, Ivanhoe Mines and Oyu Tolgoi LLC made the third and final prepayment to the Government of Mongolia in a ceremony held in Ulaanbaatar and attended by senior project representatives and government cabinet ministers. The $100 million prepayment, which was due by June 30 this year, completed a total prepayment package of $250 million that was an attendant arrangement to the long-term Oyu Tolgoi Investment Agreement signed in October 2009. Together with the second prepayment of $50 million made after the Investment Agreement took effect March 31, 2010, the third prepayment will accrue interest at the rate of 1.59% after tax and will be credited against the project’s future taxes and royalties beginning January 2012. The first payment of $100 million was made by Oyu Tolgoi LLC at the time the Investment Agreement was signed, in October 2009, through the purchase of a Treasury Bill from the government that had a face value of $115 million payable within five years after issuance.
Ivanhoe Mines signs Amended and Restated Shareholders’ Agreement
In June 2011, Ivanhoe Mines and Rio Tinto agreed with the Mongolian government to execute the Amended and Restated Shareholders’ Agreement, which provided limited amendments to the Oyu Tolgoi Shareholders’ Agreement that was signed in conjunction with the Investment Agreement in October 2009. Ivanhoe Mines is funding the Mongolian government’s 34% share of the project’s initial capital costs. The interest rate to be applied to the repayment of the government’s share of the costs for amounts incurred after January 31, 2011, has been reduced to LIBOR plus 6.5%, down from the previous rate of 9.9%, adjusted for the US CPI. The interest-rate adjustment was made at the government’s request and took into consideration the higher costs of capital that prevailed in 2009 following the global economic crisis.

Exploration drilling continued in Q2’11
During Q2’11, Ivanhoe Mines continued its drilling program on the Oyu Tolgoi Project with 10,279 metres of surface resource geology drilling (including geotechnical and mine-development investigation holes), 2,680 metres of underground geotechnical drilling and 5,280 metres of surface exploration diamond drilling.
Exploration drilling is ongoing at Heruga North. Hole OTD1510D included a 374-metre intercept, from 1,498 to 1,872 metres down hole, that graded 0.26 grams of gold per tonne, 0.56% copper and 86 ppm molybdenum on the eastern flank of Heruga North (including a 158-metre interval, from 1,646 to 1,804 metres, that graded 0.37 g/t gold, 0.71% copper and 125 ppm molybdenum, or 1.01% copper equivalent) and ended before reaching the western mineralized zone in unmineralized quartz monzodiorite, at 2,736 metres down hole. OTD1510E is a daughter hole off OTD1510D and is designed to further test the eastern flank of the quartz monzodiorite, where bornite-rich mineralization is thought to occur, similar to earlier discoveries in the Hugo Dummett ore body. OTD1569, an infill hole between the Heruga Deposit and Heruga North 200 metres to the south of the OTD1510 section, was lost in moderate-grade copper mineralization at 1,848 metres after passing through a 350-metre section of moderate-to-weak mineralization. Assay results are pending.
A total of 1,815 metres of drilling was completed on the Shivee Tolgoi licence. Hole EGD154 currently is testing the northern extension to the Hugo Dummett ore body, some 150 metres north of the last significant mineralization.
Detailed geological mapping is continuing in the area around the Javkhlant prospect at the southwestern end of the Oyu Tolgoi mineralized trend.
Exploration at Ulaan Khud North (50% owned)
New copper-molybdenum-gold zone discovered on Ivanhoe-BHP Billiton joint-venture licence
In March 2011, Ivanhoe Mines announced that Ivanhoe Mines and BHP Billiton Ltd. had discovered a new zone of shallow copper-molybdenum-gold mineralization approximately 10 kilometres north of the Oyu Tolgoi Project. The discovery, known as Ulaan Khud North, extended the known strike length of the Oyu Tolgoi mineralized system by an additional three kilometres to the north, to a new total of more than 23 kilometres.
Ulaan Khud North is located on a 19,625-hectare exploration licence that is part of Ivanhoe Mines’ joint-venture partnership with BHP Billiton, formed in 2005. BHP Billiton has earned a 50% interest in the joint venture, which includes the Ulaan Khud North property, by spending $8 million in exploration costs and conducting an airborne survey using BHP Billiton’s proprietary FalconTM gravity gradiometer system over the Oyu Tolgoi area.

A Pre-Mining Agreement for the Ulaan Khud licence was received from the Government of Mongolia in March 2011. It specifies that Ivanhoe Mines and BHP Billiton have three years to conduct additional exploration, complete an environmental impact study, prepare a final feasibility study and gain approval for the design for the project. The agreement also specifies that a Technical and Economical Study to mine the deposit is required to be delivered to the Mineral Resources Authority of Mongolia by June 30, 2013.
Drilling commenced on the first target on July 12, 2011. Hole UKD056 is designed to test the first target to a depth of 1,100 metres.
MONGOLIA
SOUTHGOBI RESOURCES (57% owned)
Ongoing expansion of SouthGobi’s Ovoot Tolgoi coal mine
SouthGobi continues to mine and sell coal produced at its Ovoot Tolgoi Mine in Mongolia’s South Gobi Region, approximately 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.
In Q2’11, SouthGobi had sales of approximately 1.05 million tonnes at an average realized price of approximately $54 per tonne. This was an improvement over the sale of approximately 450,000 tonnes in Q2’10 at an average realized selling price of $43 per tonne. Revenue increased from $17.7 million in Q2’10 to $47.3 million in Q2’11, due to the higher realized average prices and higher sales volume.
SouthGobi’s revenues are net of royalties. SouthGobi is subject to a 5% royalty on all coal sold based on a set reference price per tonne that is published monthly by the Mongolian government. Effective January 1, 2011, SouthGobi also became subject to a sliding-scale royalty of up to 5% based on the set reference price of coal. Based on the reference price for Q2’11, SouthGobi was subject to a 3% sliding royalty in addition to the 5% base royalty. The weighted average reference price for Q2’11 was $95 per tonne.
Cost of sales of $49.7 million for Q2’11 was $36.5 million higher than Q2’10 ($13.2 million). Cost of sales is comprised of the cost of the product sold, inventory write-downs, mine administration costs, equipment depreciation, depletion of pre-production stripping costs and stock-based compensation costs. The increase is due to the significantly higher sales volume, higher diesel costs and a $10.6 million inventory write-down.
Mineral licence received for Soumber
On June 3, 2011, SouthGobi announced it had successfully registered a resource associated with the Soumber Deposit with the Mineral Resource Authority of Mongolia (MRAM) and on July 6, 2011, SouthGobi announced that MRAM had issued SouthGobi a 10,993-hectare mining licence. The new mining licence was granted for an initial term of 30 years, with an option for two 20-year extensions.

AUSTRALIA
IVANHOE AUSTRALIA (62% owned)
Ivanhoe Australia’s key projects, all situated on granted Mining Leases, are Merlin, Mount Dore and Mount Elliott. During Q2’11, work focused on progressing the Merlin pre-feasibility study and decline, the copper-gold study, finalizing the Mount Dore heap-leach scoping study and commencing underground work at the Osborne and Kulthor deposits.
Ivanhoe Australia incurred exploration expenses of $43.0 million in Q2’11, compared to $14.9 million in Q2’10. The $28.1 million increase was largely due to work on the Merlin decline, work on the underground at the Osborne and Kulthor deposits and work on the various ongoing studies.
Merlin molybdenum and rhenium development study
The Merlin molybdenum and rhenium deposit is the lower-most mineralized zone in the Mount Dore deposit and starts near the surface and dips east at between 45 and 55 degrees. To date, drilling has defined mineralization to vertical depths ranging from 60 to 580 metres and over a strike length of 1,000 metres. The overall mineralized zone at Merlin has an average true width of 3.9 metres and ranges between two and 20 metres. The Little Wizard Deposit represents the southern-most extent of the Merlin molybdenum mineralization of economic interest found to date.
During Q2’11, Ivanhoe Australia focused on continuing the Merlin pre-feasibility study, with further optimization work required on the mining, flotation circuit and roaster design prior to completion of the study. Ivanhoe Australia expects that the requirement for further studies may result in the commencement of Merlin production in late 2013. Ivanhoe Australia plans to construct a purpose-built processing facility for Merlin and expects to use the existing Osborne concentrator for the copper-gold business.
At the end of Q2’11, construction of the Merlin decline was on schedule and budget. The decline face had progressed to 1,097 metres and was adjacent to the Little Wizard deposit at the end of Q2’11. Ivanhoe Australia plans to develop an access drive into the Little Wizard deposit to undertake geotechnical tests to assess potential mining methods and obtain bulk samples for metallurgical test work.
Copper-gold study underway
During Q2’11, Ivanhoe Australia continued work on the copper-gold study to identify potential ore feed for the Osborne concentrator from the Kulthor, Osborne underground, Osborne open pit and Starra 276 deposits. The study is assessing these near-term production opportunities, including mining and processing production rates and capital and operating cost profiles.
Ivanhoe Australia began underground work at Osborne and Kulthor during Q2’11. By the end of Q2’11, a total of 296 metres were advanced on both deposits. Access to Kulthor deposit is expected by the end of August 2011.

Mount Dore scoping study
Ivanhoe Australia plans to complete a Preliminary Economic Assessment (a NI 43-101-compliant report) for the Mount Dore copper leach project in Q3’11.
Mount Elliott scoping study started
During Q2’11, Ivanhoe Australia continued work on the Mount Elliott scoping study and plans to finalize the study in Q1’12. The study plans to evaluate all mining options for the large-tonnage deposit, including the potential to extract copper-gold ore from the high-grade SWAN zone for processing at Osborne.
Regional exploration
During Q2’11, work focused on drilling copper-gold targets at Houdini and along the Mount Dore trend. The drilling included 12,133 metres of diamond drilling and 654 metres of reverse-circulation drilling.
Gain on investment in Exco
During Q2’11, Ivanhoe Australia recognized a gain of $45.7 million in relation to its investment in Exco Resources Limited (Exco). Ivanhoe Australia owns approximately 22.8% of Exco. On June 30, 2011, Exco completed the sale of its Cloncurry Copper Project to Xstrata Copper for A$175 million. Exco intends to return a proportion of the proceeds to its shareholders. Ivanhoe Australia expects to receive approximately A$30 million by the end of October 2011.
KAZAKHSTAN
Kyzyl Gold Project (50% owned)
Altynalmas Gold holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits, as well as a number of satellite deposits. Altynalmas Gold is proceeding to advance the development of the Kyzyl Gold Project following the successful completion of the pre-feasibility study in 2010.
New Bakyrchik East Mineral Resource Gold deposit boosts total gold resources at Kyzyl Project
On August 3, 2011, Ivanhoe Mines announced a NI 43-101-compliant Mineral Resource estimate for the new Bakyrchik East Deposit at the Kyzyl Gold Project. The Mineral Gold Resources at Bakyrchik East are hosted in two lenses comprised of more than 20 sub-zones that collectively measure 2,000 metres along strike by 1,500 metres down dip, extending from surface to a depth of 800 metres.
Roscoe Postle Associates Inc. (RPA), an internationally recognized consulting firm, estimates the Bakyrchik East Deposit at 6.8 million tonnes of Inferred Mineral Resources grading 6.0 grams of gold per tonne, containing 1.3 million ounces of gold.

The Bakyrchik East Gold Deposit, consisting of the Globoki Log and Promezhutochny zones, is located 800 metres east along strike from the eastern edge of the main Bakyrchik Gold Deposit within the Kyzyl Shear Zone. The RPA estimate is based on drilling results that were available to July 11, 2011. Further details can be found in Ivanhoe Mines’ August 3, 2011 press release.
Exploration continuing with 60,000 metres of drilling planned
Altynalmas Gold is continuing its drilling program designed to further delineate resources and reserves at the Kyzyl Gold Project. A total of 24,170 metres were drilled during Q2’11 on the Bakyrchik Mining Lease (42,667 metres year to date). For the remainder of the year, an additional 11,333 metres are planned to be drilled on the Bakyrchik Mining Lease and a further 50,000 metres are planned to begin the delineation of the numerous satellite deposits on the surrounding exploration licence.
Recent drilling activities have been focused on exploring the down-dip extensions of known gold resources, as well as on the flanks of known gold lenses.
Feasibility study nearing completion
The definitive feasibility study on the Kyzyl Gold Project, focusing on the Bakyrchik Deposit, which began in 2010 is nearing completion and is expected to be issued in Q4’11. Additional test work and verification of the process of stabilization of wastes containing arsenic that are generated during the roasting of sulphide ore are required prior to the issuance of the study.
OTHER DEVELOPMENTS
Rio Tinto’s stake in Ivanhoe Mines increases to 46.5%
In June 2011, Ivanhoe Mines received $501.6 million from Rio Tinto following Rio Tinto’s decision to exercise all remaining share-purchase warrants that it holds in Ivanhoe Mines. Rio Tinto exercised all the remaining Series B and Series C warrants that it was granted as part of the 2006 and 2007 financing agreements associated with Rio Tinto’s original investment in Ivanhoe Mines. The additional shares increased Rio Tinto’s ownership stake in Ivanhoe Mines from 42.0% to 46.5%.
The $501.6 million from the exercise of the warrants is being applied toward the construction of the first phase of the Oyu Tolgoi copper-gold-silver complex.
The increased level of ownership entitled Rio Tinto to nominate one additional director to the 14- member Ivanhoe Mines board, increasing to seven the total number of Ivanhoe Mines directors nominated by Rio Tinto. On July 14, 2011, Dan Larsen, Rio Tinto’s Controller and Global Head of Planning and Reporting, was appointed to the Ivanhoe Mines board. Howard Balloch, a director of Ivanhoe Mines since 2005, relinquished his position to enable Mr. Larsen’s nomination.
Including proceeds from the warrants, Rio Tinto’s combined investment in Ivanhoe Mines since October 2006 amounts to $3.5 billion through the purchase of shares, the exercise of warrants and a converted debt facility.

The maximum level of ownership interest in Ivanhoe Mines that Rio Tinto may achieve — through the exercise of its right to subscribe, from time to time, for additional Ivanhoe Mines shares and permitted open market purchases of common shares — is capped at 49% until the current standstill limitation expires on January 18, 2012.
Arbitration update
The arbitration proceeding between Ivanhoe Mines and Rio Tinto regarding Ivanhoe Mines’ Shareholders’ Rights Plan resumed during June 2011 following the expiry of a six-month suspension that was agreed upon by the companies as part of the Heads of Agreement signed in December 2010.
Ivanhoe Mines is confident that the rights plan, overwhelmingly supported by 95% of the votes cast by its minority shareholders more than a year ago, is not in breach of any of Rio Tinto’s existing contractual rights. Ivanhoe Mines is committed to vigorously protecting the rights of all of its shareholders and has received very strong support from institutional shareholders for its insistence that all shareholders be treated fairly during any takeover bid.
Ivanhoe Mines submitted a statement of defence in October 2010 that rejected Rio Tinto’s claim and also filed a counter-claim contending that Rio Tinto had breached certain covenants in its October 2006 private placement agreement with Ivanhoe Mines. Rio Tinto has filed a statement of defence to the Ivanhoe Mines counterclaim.
Financial Results
In Q2’11, Ivanhoe Mines recorded net income of $0.6 million ($0.00 per share), compared to a net loss of $30.0 million ($0.06 per share) in Q2’10, which was an increase of $30.6 million. Results for Q2’11 mainly were affected by $68.6 million in exploration expenses, $49.7 million in cost of sales, $19.5 million in general and administrative expenses and $3.3 million in interest expense. These amounts were offset by coal revenue of $47.3 million, a $70.4 million change in the fair value of embedded derivatives, a $44.8 million in share of gain of significantly influenced investees, $4.9 million in interest income and $2.3 million in mainly unrealized foreign exchange gains.
Exploration expenses of $68.6 million in Q2’11 increased $29.1 million from $39.5 million in Q2’10. Exploration expenses included $22.8 million spent in Mongolia ($23.2 million in Q2’10), primarily for Oyu Tolgoi and Ovoot Tolgoi, and $43.0 million incurred by Ivanhoe Australia ($14.9 million in Q2’10). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period.
Ivanhoe Mines’ cash position, on a consolidated basis at June 30, 2011, was $1.6 billion. As at August 12, 2011, Ivanhoe Mines’ consolidated cash position was approximately $1.3 billion.

SELECTED QUARTERLY DATA
This selected financial information is in accordance with U.S. GAAP.
($ in millions of dollars, except per share information)

	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2011	2011	2010	2010
Revenue	$47.3	$20.2	$41.6	$6.6
Cost of sales	(49.7)	(20.3)	(46.4)	(14.9)
Exploration expenses	(68.6)	(46.2)	(59.6)	(48.1)
General and administrative	(19.5)	(25.3)	(46.4)	(15.0)
Foreign exchange gains (losses)	2.3	3.2	6.6	5.3
Change in fair value of derivative	—	(432.5)	135.7	—
Change in fair value of embedded derivatives	70.4	(36.8)	(20.0)	49.8
Net income (loss) from continuing operations	0.6	(492.5)	37.3	(24.9)
Income (loss) from discontinued operations	—	—	—	—
Net income (loss)	0.6	(492.5)	37.3	(24.9)

Net income (loss) per share — basic
Continuing operations	$0.00	$(0.79)	$0.07	$(0.05)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	$0.00	$(0.79)	$0.07	$(0.05)

Net income (loss) per share — diluted
Continuing operations	$0.00	$(0.79)	$0.06	$(0.05)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	$0.00	$(0.79)	$0.06	$(0.05)

	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2010	2010	2009	2009
Revenue	$17.7	$13.9	$9.9	$11.9
Cost of sales	(13.2)	(20.3)	(8.5)	(8.6)
Exploration expenses	(39.5)	(71.4)	(67.2)	(40.9)
General and administrative	(14.7)	(8.3)	(15.0)	(12.5)
Foreign exchange gains (losses)	(4.9)	1.7	2.2	19.5
Change in fair value of embedded derivatives	72.2	(1.4)	(45.0)	—
Loss on conversion of convertible credit facility	—	(154.3)	—	—
Net income (loss) from continuing operations	(30.0)	(200.5)	(138.7)	(47.8)
Income (loss) from discontinued operations	—	6.6	9.2	(21.9)
Net income (loss)	(30.0)	(193.9)	(129.5)	(69.8)

Net income (loss) per share — basic
Continuing operations	$(0.06)	$(0.44)	$(0.32)	$(0.12)
Discontinued operations	$0.00	$0.01	$0.02	$(0.05)
Total	$(0.06)	$(0.43)	$(0.30)	$(0.17)

Net income (loss) per share — diluted
Continuing operations	$(0.06)	$(0.44)	$(0.32)	$(0.12)
Discontinued operations	$0.00	$0.01	$0.02	$(0.05)
Total	$(0.06)	$(0.43)	$(0.30)	$(0.17)

Ivanhoe Mines’ results for the three months ended June 30, 2011, are contained in the unaudited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe Mines’ website at www.ivanhoemines.com.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
QUALIFIED PERSON
Disclosures of a scientific or technical nature in this release and the Company’s MD&A in respect to the Oyu Tolgoi Project were prepared by, or under the supervision of, Stephen Torr, P. Geo., an employee of the company and a qualified person as defined in NI 43-101.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Website: www.ivanhoemines.com
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to: statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the schedule for carrying out and completing construction of the Oyu Tolgoi Project; the expansion of throughput capacity of the concentrator, and the progress of construction of the primary crusher, tailings thickening ponds and Shaft #2 at the Oyu Tolgoi Project; the timing of replacing the construction fleet with a mining fleet at the Oyu Tolgoi Project; the estimated delivery of the first ores from the Southern Oyu open pit to the concentrator; the estimated schedule to bring the Oyu Tolgoi Project into commercial production; statements related to the anticipated capital costs of the Oyu Tolgoi Project; the anticipated return to the original infrastructure progress timing and a conclusion to the competitive bidding process for main infrastructure works; the expected timing of production from the first lift of the Hugo North block-cave mine; possible expansion scenarios for the Oyu Tolgoi Project; the expected timing of construction of the electrical transmission power line from the Oyu Tolgoi Project to the Chinese border; the timing and outcome of discussions between the Mongolian and Chinese governments regarding importing electrical power from China; the progress of the electrical power transmission line within Mongolia; the development of alternative power generation arrangements relating to the Oyu Tolgoi Project if a timely agreement to secure electrical power from China is not secured by the Mongolian Government; the schedule of receipt of permits from the Mongolian Government relating to land use, permanent airport and roads; contract negotiations and expected markets for concentrate produced at the Oyu Tolgoi Project; initial production estimates; the commencement of construction of the water pipeline and paved road to the Oyu Tolgoi Project; the Oyu Tolgoi Project’s anticipated yearly production of copper and gold; the ability of Ivanhoe Mines to arrange acceptable financing commitments for the Oyu Tolgoi Project and the timing of such commitments; implementation of the Oyu Tolgoi Project’s training and development strategy; statements concerning mineralization potential and planned drilling activities at Ulaan Khud North; target milling rates, mining plans and production forecasts for the coal mine at Ovoot Tolgoi, Mongolia; the schedule for carrying out and completing an expansion of the production capability of the Ovoot Tolgoi Coal Project; the elements of SouthGobi’s planned exploration program for 2011; anticipated outcomes with respect to the ongoing marketing of coal products from the Ovoot Tolgoi Coal Project; the anticipated timing of payback of capital invested in the Ovoot Tolgoi Coal Project; the statements concerning the timing of commencement of commercial operation and operating capacity of the Ceke to Linhe railway line; the statements concerning the expected timing of construction and the intended capacity of the planned paved highway from Ovoot Tolgoi to the Mongolia-China border; the statements concerning the timing of the expected completion of the Ovoot Tolgoi coal-handling facility by mid-2012; the statements concerning SouthGobi’s expected coal sales and prices in Q3’11; the statements concerning the timing of the Merlin pre-feasibility study; the statements concerning the development and construction of the Merlin Project; the statements concerning the anticipated timing of the copper-gold study; the statements concerning the anticipated timing of the Mount Dore preliminary economic assessment and the Mount Elliott scoping study; timing of receipt of expected proceeds from Exco’s sale of Cloncurry Copper Project; the statements that Altynalmas Gold’s definitive feasibility study is expected to be completed in Q4’11 and that it will commence construction during 2011 on a roasting plant to process refractory ore; planned drilling on the Bakyrchik Mining Lease and the surrounding exploration licence; statements respecting future equity investments in Ivanhoe Mines by Rio Tinto and the intended use of such funds; Ivanhoe Mines’ position that its Shareholders’ Rights Plan is not in breach of Rio Tinto’s existing contractual rights; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, particularly with respect to taxation; statements concerning global economic expectations and future demand for commodities; and the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: August 15, 2011	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary